# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediWound Ltd., CIK 0001593984
CUSIP: M68830112
Title of class of securities: Ordinary Shares, par value NIS 0.07 per share
Address of issuer's principal executive offices: 42 Hayarkon Street, Yavne, Israel (L3), 8122745
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001508227
Persons authorized to receive notices and communications: Alejandro Moreno, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,481,521; sole dispositive power 0; shared dispositive power 1,481,521; aggregate amount beneficially owned 1,481,521 (11.56% of the class)
  Comment: All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 12,821,433 Ordinary Shares issued and outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the Securities and Exchange Commission (the "SEC") on September 30, 2025.
- Access Industries, LLC (CIK 0001508227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,481,521; sole dispositive power 0; shared dispositive power 1,481,521; aggregate amount beneficially owned 1,481,521 (11.56% of the class)
  Comment: All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 12,821,433 Ordinary Shares issued and outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the SEC on September 30, 2025.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,481,521; sole dispositive power 0; shared dispositive power 1,481,521; aggregate amount beneficially owned 1,481,521 (11.56% of the class)
  Comment: All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 12,821,433 Ordinary Shares issued and outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the SEC on September 30, 2025.
- Clal Industries Ltd. (CIK 0001051856): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,481,521; sole dispositive power 0; shared dispositive power 1,481,521; aggregate amount beneficially owned 1,481,521 (11.56% of the class)
  Comment: All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 12,821,433 Ordinary Shares issued and outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the SEC on September 30, 2025.
- Clal Biotechnology Industries Ltd. (CIK 0001468950): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 308,811; shared voting power 1,172,710; sole dispositive power 308,811; shared dispositive power 1,172,710; aggregate amount beneficially owned 1,481,521 (11.56% of the class)
  Comment: All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 12,821,433 Ordinary Shares issued and outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the SEC on September 30, 2025.
- Clal Life Sciences L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,172,710; shared voting power 0; sole dispositive power 1,172,710; shared dispositive power 0; aggregate amount beneficially owned 1,172,710 (9.15% of the class); the aggregate amount excludes certain shares
  Comment: All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 12,821,433 Ordinary Shares issued and outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the SEC on September 30, 2025.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,481,521; sole dispositive power 0; shared dispositive power 1,481,521; aggregate amount beneficially owned 1,481,521 (11.56% of the class)
  Comment: All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 12,821,433 Ordinary Shares issued and outstanding as of September 30, 2025 as set forth in the Issuer's prospectus supplement filed with the SEC on September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.07 per share
Name of issuer: MediWound Ltd.
Address of issuer's principal executive offices: 42 Hayarkon Street, Yavne, Israel (L3), 8122745
Comment:
This Amendment No. 6 to Schedule 13D is being filed by Access Industries Holdings LLC ("AIH"), Access Industries, LLC ("Access LLC"), Access Industries Management, LLC ("AIM"), Clal Industries Ltd. ("Clal Industries"), Clal Biotechnology Industries Ltd. ("CBI"), Clal Life Sciences L.P. ("CLS") and Len Blavatnik (collectively, the "Reporting Persons" and each, a "Reporting Person") in respect of MediWound Ltd. (the "Issuer"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on March 17, 2022, as amended by Amendment No. 1 filed on July 1, 2022, Amendment No. 2 filed on September 26, 2022, Amendment No. 3 filed on February 13, 2023, Amendment No. 4 filed on September 1, 2023 and Amendment No. 5 filed on July 19, 2024 (the "Schedule"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 6. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) to the Schedule are hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares, par value NIS 0.07 per share (the "Ordinary Shares") (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds:
CBI owns directly 308,811 Ordinary Shares, and may be deemed to share voting and investment power over the 1,172,710 Ordinary Shares owned directly by CLS, the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

Each of AIH, Access LLC, AIM, Clal Industries and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. ("AI SMS"), (v) AI SMS controls AI Diversified Holdings Ltd. ("Holdings Limited"), (vi) Holdings Limited owns AI Diversified Parent S.a r.l., which owns AI Diversified Holdings S.a r.l., which owns Access AI Ltd ("Access AI"), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd.

The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 Joint Filing Agreement (incorporated by reference to Exhibit 99.2 to Schedule 13D/A filed with the SEC on September 1, 2023).

## Signatures
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/03/2025)
- Access Industries, LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/03/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (10/03/2025)
- Clal Industries Ltd.: /s/ Alon Heller, VP Finance/Alon Heller (10/03/2025)
- Clal Industries Ltd.: /s/ Nufar Malovani, Deputy CEO and General Counsel/Nufar Malovani (10/03/2025)
- Clal Biotechnology Industries Ltd.: /s/ Nufar Malovani, Director/Nufar Malovani (10/03/2025)
- Clal Biotechnology Industries Ltd.: /s/ Liat Nissan, CFO/Liat Nissan (10/03/2025)
- Clal Life Sciences L.P.: /s/ Nufar Malovani, Director/Nufar Malovani (10/03/2025)
- Clal Life Sciences L.P.: /s/ Liat Nissan, Director/Liat Nissan (10/03/2025)
- Len Blavatnik: */s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact for Len Blavatnik (10/03/2025)
Comment: *The above signed, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith